November 5, 2010

VIA EDGAR

Mr. Milwood Hobbs
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	China Premium Lifestyle Enterprise, Inc.

Form 1O-K for the Fiscal Year Ended December 31, 2009
  Filed May 17, 2010
Form 1O-Q for the Fiscal Quarter Ended June 30, 2010
  Filed August 13, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
  Filed May 17, 2010
File No. 333-120807

Dear Mr. Hobbs:

China Premium Lifestyle Enterprise, Inc. (the “Company”) is in receipt of the Staff’s letter dated October 20, 2010 relating to the periodic reports referenced above.  This letter confirms the communications between you and Loretta Damron of Damron Law Group P.C. occurring on November 2, 3 and 4 in which the Company respectfully requested, and the Staff agreed, to extend to November 22, 2010 the date on which the Company’s responses to the Staff’s comments are due.  As noted by Ms. Damron, the Company’s response is in process.  We requested this extension so that our response, which is being coordinated among management, auditors and counsel in Hong Kong and the U.S., is as thorough as possible, addressing comprehensively each comment raised by the Staff.

Please contact me at (+852) 2514 4718 or Loretta Damron of Damron Law Group at 267.237.2228 should you have any queries or concerns regarding this matter.

Sincerely, /s/ Joseph Tik Tung WONG
Joseph Tik Tung WONG
Chief Financial Officer, Treasurer and Secretary

cc:  Loretta Damron, Esq.